SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
     (EUA ENERGY)                           :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended December 31, 1995.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  February 29, 1996
                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                              FOURTH QUARTER 1995

 (1) EUA Energy Investment Corporation Financial Statements for the fourth quarter 1995.

                       EUA ENERGY INVESTMENT CORPORATION
                            CONDENSED BALANCE SHEET
                               December 31, 1995
                                  (Unaudited)
                           (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($3,182)
    Other Assets                                        96
          Total fixed Assets                        (3,086)
Current Assets:
    Cash and temporary Cash Investments                  6
    Notes Receivable                                 9,990
    Accounts Receivable                                363
    Prepayments and Other Assets                         4
          Total Current Assets                      10,363
TOTAL ASSETS                                        $7,277

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                            (9,052)
          Total Common Equity                       (9,051)
          Total Capitalization                      (9,051)
Current Liabilities:
    Notes Payable to Parent                         16,144
    Accounts Payable                                    50
    Accrued Taxes                                        0
    Accrued Interest                                 1,678
    Other Current Liabilities                            0
          Total Current Liabilities                 17,872
Accumulated Deferred Taxes                          (1,544)
TOTAL LIABILITIES AND EQUITY                        $7,277


                       EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED INCOME STATEMENT
                For the Quarter Ended and YTD December 31, 1995
                                  (Unaudited)
                           (In Thousands of Dollars)

                                     QUARTER ENDED     YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                               (480)    1,304
    Depreciation & Amortization                1         5
    Taxes - Other                              4        16
    Income and Deferred Taxes               (655)     (660)
          Total Operating Expenses        (1,130)      665
Operating Income                           1,130      (665)
Other Income and Deductions               (1,514)   (2,204)
    Income Before Interest Charges          (384)   (2,869)
Interest Charges:
    Interest Expense - Associated Cos.       245       797
    Other Interest Expense                     1         6
          Total Interest Charges             246       803
Net Income                                 ($630)  ($3,672)


                    EUA ENERGY INVESTMENT CORPORATION
                            STATEMENT OF CASH FLOWS
                  YTD for the Month Ended  December 31, 1995
                                  (Unaudited)
                           (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($3,672)
    Depreciation & Amortization                          0
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (6,153)
        Accounts & Notes Payable                     7,375
        Accrued Expenses                               797
        Deferred Income Taxes                         (885)
        Other (Net)                                    (95)
          Net Operating Activities                  (2,633)
Financing Activities:
    Equity Contributions                              (375)
    Long Term Debt                                       0
    Other (Net)                                          0
          Net Financing Activities                    (375)
Investing Activities:
    Investments in Subsidiaries                      3,000
    Capital Expenditures                                 0
          Net Investing Activities                   3,000
Cash Provided (Used)                                   ($8)


                       EUA ENERGY INVESTMENT CORPORATION
                    ENERGY AND ENERGY CONSERVATION RESEARCH
                              FOURTH QUARTER 1995

(2) EUA Energy has not invested in nor become obligated to invest in any cogeneration or small power production projects.


(3) EUA Energy did not utilize any of its authorized $5 million in R&D funding in the fourth quarter of 1995. On a cumulative basis EUA Energy has utilized $2,743,000 of funding through December 31, 1995.


(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications